SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF

REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE

DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-32139

AIR FRANCE–KLM

(Exact name of registrant as specified in its charter)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

+33 1 41 56 78 00

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares, nominal value €8.50 per share

American Depositary Shares (as evidenced by American Depositary Receipts),

each representing one ordinary share

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(c) ☐
Rule 12h-6(d) ☐	Rule 12h-6(i) ☐

Part I

Item 1.	Exchange Act Reporting History

A.	Air France-KLM (the “Company”) first became subject to reporting obligations under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on April 30, 2004, the date on which its registration statement on Form F-4 (file no. 333-114188) became effective.

B.	The Company has filed or submitted all reports required under the Exchange Act Section 13(a) or Section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this Form, and has filed at least one annual report under Section 13(a).

Item 2.	Recent United States Market Activity

The Company’s securities were last sold in a registered offering (other than in offerings limited to employees of the Company) under the Securities Act pursuant to the Registration Statement on Form F-4 referred to under Item 1 above.

The Company registered ordinary shares deliverable on exercise of Company warrants on the Air France-KLM registration statement on Form F-4, as amended (file no. 333-114188). The last date of sale under this registration statement was November 6, 2007. Prior to filing this Form 15F, the Company filed a post-effective amendment to terminate the registration of unsold securities under this registration statement.

The Company registered securities on a registration statement on Form S-8 (file no. 333-122436). The last date of sale under this registration statement was March 30, 2005. Prior to filing this Form 15F, the Company filed a post-effective amendment to terminate the registration of unsold securities under this registration statement.

Item 3.	Foreign Listing and Primary Trading Market

A.	The primary trading market for the Company’s ordinary shares is located in France, where the Company’s ordinary shares are listed on Eurolist by Euronext Paris under the symbol “AFP”.

B.	The Company’s ordinary shares were first listed on the predecessor of Eurolist by Euronext Paris on February 22, 1999 and on Euronext Amsterdam by NYSE Euronext on May 5, 2004. The Company’s securities have been listed on Eurolist by Euronext Paris for at least the 12 months preceding the filing of this Form.

C.	For the 12-month period from January 1, 2007 to December 31, 2007, 96% of the Company’s ordinary shares were traded on Eurolist by Euronext Paris.

Item 4.	Comparative Trading Volume Data

A.	The 12-month period used for calculations under Rule 12h-6(a)(4)(i) was from January 1, 2007 to December 31, 2007.

B.	The average daily trading volume of the securities that are the subject of this Form was 69,122 in the United States and 2,534,560 on a worldwide basis.

C.	As a percentage of worldwide average daily trading volume, average daily trading volume of the subject securities in the United States was 2.7%.

D.	The Company delisted the subject class of securities from the New York Stock Exchange on January 28, 2008. As of that date, the average daily trading volume of the subject class of securities in the United States as a percentage of the average daily trading volume for that class of securities on a worldwide basis for the preceding 12-month period was 2.6%.

E.	The Company has not terminated a sponsored American depositary receipt facility regarding its ordinary shares.

F.	The Company used Makinson Cowell as the source of the trading volume information in the United States and Makinson Cowell and Euronext as the source of worldwide trading volume information, in each case with respect to ordinary shares, to determine whether it meets the requirements of Rule 12h-6.

The Makinson Cowell data for trading in the United States include data relating to both on-exchange and over-the-counter trading in the United States. To determine worldwide trading volume, we used Euronext which publishes information on on-exchange trading and Makinson Cowell which publishes information on off-exchange trading outside the United States.

Item 5.	Alternative Record Holder Information

Not applicable

Item 6.	Debt Securities

Not applicable

Item 7.	Notice Requirement

A.	As required by Rule 12h-6(h), the Company disclosed its intent to voluntarily terminate the registration of the securities that are the subject of this Form in a press release dated January 18, 2008.

B.	The press release described above was disseminated by the major newswire services the Company typically uses to publish press releases and also published by various news services in the United States. In addition, the press release was posted on the Company’s website and was submitted to the Securities and Exchange Commission on Form 6-K via EDGAR on January 18, 2008.

Item 8.	Prior Form 15 Filers

Not applicable

Part II

Item 9.	Rule 12g3-2(b) Exemption

The Company will publish the information required by Rule 12g3-2(b)(1)(iii) on its website at www.airfranceklm-finance.com.

Part III

Item 10.	Exhibits

Not applicable

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(a)	The average daily trading volume of its subject class of securities in the United States exceeded 5% of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(b)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceedings under Rule 12h-6(1)(4)(ii) or Rule 12h-6(c); or

(c)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Air France-KLM has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Air France-KLM certifies that, as represented on this Form, it has complied with all the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

AIR FRANCE-KLM

By:	/s/ Jean-Cyril Spinetta
Name:	Jean-Cyril Spinetta
Title:	Chairman and Chief Executive Officer
Date:	February 7, 2008